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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
                 AMENDMENTS THERETO FILED PURSUANT RULE 13D-2(A)

                                (Amendment No. 6)

                            Energy West, Incorporated
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   29274A-10-5
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                                 (CUSIP Number)

                Marc C. Krantz, Kohrman Jackson & Krantz P.L.L.,
       1375 East 9th Street, 20th Fl., Cleveland, OH 44114, (216) 696-8700
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 12, 2003
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                   Page 1 of 5

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                                  SCHEDULE 13D

CUSIP NO. 29274A-10-5                                                PAGE 2 OF 5

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     1      NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Turkey Vulture Fund XIII, Ltd.
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A)  [  X  ]
                                                                      -----
                                                                (B)  [     ]
                                                                      -----

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     3      SEC USE ONLY

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     4      SOURCE OF FUNDS

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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                    [__]

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

  ------------------------------------ ---------- -----------------------------
               NUMBER OF                   7   SOLE VOTING POWER

                SHARES                         166,358
                                           ------------------------------------
             BENEFICIALLY                  8   SHARED VOTING POWER

               OWNED BY
                                           ------------------------------------
                 EACH                      9   SOLE DISPOSITIVE POWER

               REPORTING                        166,358
                                           ------------------------------------
                PERSON                      10 SHARED DISPOSITIVE POWER

                 WITH

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     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            166,358
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     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                        [__]
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     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.41%
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     14     TYPE OF REPORTING PERSON*

            OO
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                                  SCHEDULE 13D

CUSIP NO. 29274A-10-5                                             Page 3 of 5

  -----------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON

            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            J. Michael Gorman

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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (A)   [  X  ]
                                                                       -----
                                                                (B)   [     ]
                                                                       -----

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     3      SEC USE ONLY

  -----------------------------------------------------------------------------
     4      SOURCE OF FUNDS

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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                     [__]

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     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

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               NUMBER OF                7 SOLE VOTING POWER

                SHARES                    92,560
                                        ----------------------------------------
             BENEFICIALLY               8 SHARED VOTING POWER

               OWNED BY
                                        ----------------------------------------

                 EACH                   9 SOLE DISPOSITIVE POWER

               REPORTING                  92,560
                                        ----------------------------------------
                PERSON

                 WITH                  10 SHARED DISPOSITIVE POWER

  -----------------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            92,560

  -----------------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                [__]

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     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.57%

  -----------------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IN

  -----------------------------------------------------------------------------


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       This Amendment No. 6 to Schedule 13D is filed on behalf of Turkey Vulture
Fund XIII, Ltd., an Ohio limited liability company (the "Fund"), of which Richard M. Osborne is the sole Manager, and J. Michael Gorman, relating to shares of common stock, par value $0.15 per share (the "Shares"), of Energy
West, Incorporated, a Montana corporation ("Energy West").

ITEM 4. PURPOSE OF THE TRANSACTION.

       Item 4 of Schedule 13D is amended and supplemented as follows:

       At approximately 2:15 p.m. Eastern Standard Time on November 11, 2003, Energy West filed a press release announcing that the 2003 annual meeting of shareholders had been postponed from November 12, 2003 until December 3, 2003. Energy West claimed that its largest shareholder, Ian Davidson, was unable to vote his Shares due to "technical" matters with respect to Mr. Davidson's SEC reporting obligations relating to his ownership of the Shares.

       On November 12, 2003, the Fund filed a verified complaint for a preliminary and permanent injunction and a motion for a temporary restraining order and memorandum in support in the Montana Eighth Judicial District Court, Cascade County, copies of which are attached as Exhibits 7.2 and 7.3, respectively.

       Following a hearing in consideration of the Fund's verified complaint and motion for a temporary restraining order, the court issued a Temporary Restraining Order, attached as Exhibit 7.4, providing that (i) Energy West is required to hold its 2003 annual meeting of shareholders on or before November 24, 2003, (ii) only those shareholders eligible to vote as of November 12, 2003 are eligible to vote at the 2003 annual meeting of shareholders and (iii) all parties are enjoined from engaging in any further solicitation of proxies of the shareholders of Energy West with respect to the election of directors at the 2003 annual meeting of shareholders.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     7.1  Joint Filing Agreement, incorporated by reference to Exhibit 7.1 to
          Schedule 13D Statement, dated June 18, 2003, filed on behalf of the Turkey Vulture Fund XIII, Ltd. and J. Michael Gorman

     7.2 Verified Complaint for Preliminary and Permanent Injunction filed by Turkey Vulture Fund XIII, Ltd. in the Montana Eighth Judicial District Court, Cascade County, Cause No. DDV-03-1214

     7.3 Motion for Temporary Restraining Order and Memorandum in Support filed by Turkey Vulture Fund XIII, Ltd. in the Montana Eighth Judicial District Court, Cascade County, Cause No. DDV-03-1214

     7.4 Temporary Restraining Order of the Montana Eighth Judicial Court, Cascade County dated November 12, 2003




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                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 13, 2003

                                        TURKEY VULTURE FUND XIII, LTD.

                                        /s/ Richard M. Osborne
                                        -----------------------------------
                                        Richard M. Osborne, Manager


                                        /s/ J. Michael Gorman
                                        -----------------------------------
                                        J. Michael Gorman




                                  Page 5 of 5